
December 3, 2025

Baoquan Yu
Chief Executive Officer
JJH International Holdings Ltd
Room 19010, Building 2, Xiyinmen Commercial Plaza
No.36 Wanjiali Middle Road, Guitang Street
Yuhua Dist, Changsha City
Hunan Province, China

> **Re: JJH International Holdings Ltd**
> **Registration Statement on Form F-1**
> **Filed October 29, 2025**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed October 30. 2025**
> **File No. 333-291144**

Dear Baoquan Yu:

Our preliminary review of your filing indicates that it fails to comply with the requirements of the Securities Act of 1933, the related rules and regulations, and the requirements of the form. Because of these serious deficiencies, you should not assume that your filing may be relied upon for the purposes of Section 5(c) or for compliance with any other rule or regulation.

We will not perform a detailed examination of the filing and we will not issue comments on the filing at this time. We suggest that you consider filing a substantive amendment to correct the deficiencies. If you were to request acceleration of the effective date of the filing in its present form, we would likely recommend that the Commission deny your request.

Please contact Cara Wirth at 202-551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services